Media Contact:

Casey Friedman
Elliott Investment Management L.P.
(212) 478-1780

cfriedman@elliottmgmt.com

Elliott Calls for Special Meeting of Shareholders in Order to Bring Urgently Needed Change to Southwest

Submits Proposals to Elect Eight Independent Best-in-Class Nominees and Remove Eight Current Directors

Calls on Southwest to Confirm Meeting Date Promptly Without Unnecessary Delay

Shareholders Should Take Action As Soon As Possible to Ensure They Are Able to Vote Their Shares

WEST PALM BEACH, FLA. (October 14, 2024) – Elliott Investment Management L.P. (“Elliott”), which manages funds that together have an investment representing an approximately

11% economic interest in Southwest Airlines Co. (NYSE: LUV) (the “Company” or “Southwest”), today announced it has delivered a request to call a Special Meeting of Shareholders (“the Special Meeting,” or “the Meeting”) for December 10, 2024 and will be filing an accompanying preliminary proxy statement with the U.S. Securities and Exchange Commission.

Elliott released the following statement on behalf of Partner John Pike and Portfolio Manager Bobby Xu:

“Today, after exhaustive attempts to persuade Southwest to implement the necessary governance changes, we are formally calling a Special Meeting to give shareholders the opportunity to elect a completely independent, best-in-class slate of director nominees. Absent a thorough reconstitution of its Board, the story of Southwest will remain one of empty promises and unfulfilled potential. The nominees we have put forward today are uniquely qualified to hold the Company’s executive leadership accountable and ensure that the Company delivers improved results.

We are taking this step today because the need for improved oversight at Southwest has never been more urgent. Following Elliott’s public push for changes, Southwest has responded with a series of long-overdue strategic and corporate-governance initiatives, promising that better performance will follow. However, Southwest’s shareholders have heard these sorts of promises before, and what they need today, at the outset of this attempted turnaround, is an experienced, highly qualified Board to oversee the changes and ensure successful execution. Southwest’s shareholders cannot afford to see – yet again – today’s new initiatives turn into tomorrow’s broken promises.

We strongly urge all Southwest shareholders – particularly those who engage in share lending or authorize their brokers to engage in share lending – to work with their banks and brokers as soon as possible to confirm that they will be able to vote all their Southwest shares. We also call on Southwest to confirm the date of the Meeting for December 10, 2024, and to publicly announce a reasonable corresponding record date promptly, without any gamesmanship or defensive maneuvers.

It is time for shareholders’ voices to be heard, so that Southwest can finally deliver on its full potential for customers, employees and shareholders alike. Electing a world-class slate of exceptional director candidates is the essential first step to making this happen.”

Elliott has submitted a proposal to elect the following eight director candidates to Southwest’s Board:

•	Michael Cawley, the former deputy CEO, COO and CFO of Ryanair
•	David Cush, the former CEO of Virgin America
•	Sarah Feinberg, a former senior official at the Department of Transportation and former head of the Federal Railroad Administration
•	Hon. Josh Gotbaum, a longtime advisor to companies and labor groups and the former chapter 11 trustee of Hawaiian Airlines
•	Dave Grissen, the former Group President of Marriott International
•	Robert Milton, the former CEO of Air Canada and ACE Aviation Holdings and the former Chairman of United Airlines
•	Gregg Saretsky, the former CEO of WestJet
•	Patty Watson, the current EVP and Chief Information & Technology Officer at NCR Atleos and a longtime technology executive

Elliott has also submitted a proposal for the removal of eight current Southwest directors: Douglas Brooks, Eduardo Conrado, William Cunningham, Thomas Gilligan, David Hess, Gary Kelly, Elaine Mendoza and Jill Soltau.

Any shareholders who have questions about what they need to do to vote their shares should contact Elliott’s proxy solicitor, Okapi Partners, by calling toll-free (877) 629-6357 or by emailing info@okapipartners.com.

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CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, “Elliott”), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit proxies with respect to the election of Elliott’s slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the “Company”), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. (“EIM”), Elliott Associates, L.P. (“Elliott Associates”), Elliott International, L.P. (“Elliott International”), The Liverpool Limited Partnership (“Liverpool”), Elliott Investment Management GP LLC (“EIM GP”), Paul E. Singer (“Singer”), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson.

As of the date hereof, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the “Common Stock”), outstanding. As of the date hereof, EIM, the investment manager of Elliott Associates and Elliott International (together, the “Elliott Funds”) with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 61,116,500 shares of Common Stock. Additionally, as of the date hereof, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock (the “Derivative Agreements”). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of the date hereof, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock and Ms. Watson beneficially owns 5,243 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,279 shares of Common Stock held by her spouse.

About Elliott

Elliott Investment Management L.P. (together with its affiliates, “Elliott”) manages approximately $69.7 billion of assets as of June 30, 2024. Founded in 1977, it is one of the oldest funds under continuous management. The Elliott funds' investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

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